EXHIBIT 99.1

RUBICON MINERALS CORPORATION

Interim Consolidated Financial Statements

Third Quarter Ended September 30, 2014

(Unaudited)

44 Victoria Street, Suite 400, Toronto Ontario M5C 1Y2
Tel: 416-766-2804   Toll free: 1-866-365-4706   Fax: 416-642-2299
E-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION
Consolidated Balance Sheets (Unaudited)
(in Canadian dollars, in thousands)

	September 30, 2014	December 31, 2013
Assets
Current assets
Cash and cash equivalents (note 19)	$143,225	$67,828
Temporary investments (note 4)	-	10,036
Marketable securities (note 5)	819	467
Accounts receivable	3,206	1,414
Prepaid expenses and supplier advances	924	923
	148,174	80,668
Restricted cash and deposits (note 6)	3,461	7,407
Property, plant and equipment (note 7)	128,150	87,486
Exploration and evaluation assets (note 8)	360,513	304,702
	$640,298	$480,263

Liabilities and Equity
Current liabilities
Accounts payable and accrued liabilities (note 9)	$33,957	$22,008
Current portion of finance lease obligation (note 10)	345	203
Flow-through share premium liability (note 14)	896	-
	35,198	22,211

Non-current liabilities
Deferred income taxes	-	25
Finance lease obligation (note 10)	1,482	-
Gold stream facility (note 13)	34,205	-
Provision for closure and reclamation (note 11)	3,092	2,794
	73,977	25,030

Equity
Share capital (note 12)	629,804	523,043
Share-based payment reserve	26,638	25,377
Warrant reserve (note 12)	11,097	-
Accumulated other comprehensive income (loss)	173	(115)
Deficit	(101,391)	(93,072)
	566,321	455,233
	$640,298	$480,263

Commitments and Contingency (note 18)
Subsequent Events (note 20)

The accompanying notes are an integral part of these consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Comprehensive Loss
(in Canadian Dollars, in thousands except for share data)

	For the three months ended September 30		For the nine months ended September 30
	2014	2013	2014	2013
Expenses
Consulting and professional fees (note 15)	$89	$527	$2,862	$1,598
Depreciation	20	24	63	63
General and administrative (note 16)	620	460	1,595	1,434
Investor relations (note 17)	83	207	379	577
Salaries and benefits	916	1,144	3,170	2,573
Share-based compensation (note 12)	480	913	1,224	1,265
Loss before other items	(2,208)	(3,275)	(9,293)	(7,510)
Interest and other income	505	371	1,316	1,464
Foreign exchange losses	(145)	(31)	(107)	(31)
Option payments received in excess of property costs	4	19	157	155
Impairment loss on marketable securities	(16)	-	(16)	(183)
Loss on sale of assets	-	(70)	-	(72)
Gain (loss) on sale of investments	-	2	-	(5)
Fair value adjustment on gold stream facility (note 13)	572	-	(564)	-
Loss before income taxes	(1,288)	(2,984)	(8,507)	(6,182)
Deferred income tax recovery (expense)	236	(54)	188	80
Net loss for the period	$(1,052)	$(3,038)	$(8,319)	$(6,102)

Other comprehensive income (loss), that may be reclassified subsequently to net income, net of tax
Fair value adjustment, net of tax, on available for sale financial instruments:
Marketable securities and other investments	(40)	110	272	(220)
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income	16	(2)	16	188
Other comprehensive (loss) income for the period	(24)	108	288	(32)
Comprehensive loss	$(1,076)	$(2,930)	$(8,031)	$(6,134)
Basic and diluted loss per common share	$(0.00)	$(0.01)	$(0.02)	$(0.02)
Weighted average number of common shares outstanding	368,744,244	288,658,295	345,736,676	288,436,249

The accompanying notes are an integral part of these consolidated financial statements.

RUBICON MINERALS CORPORATION
Consolidated Statements of Changes in Equity
(in Canadian dollars, in thousands except for share data)

	Number of Shares	Share Capital	Share-based Payments Reserve	Warrant Reserve	Accumulated Other Comprehensive Income/(Loss)	Deficit	Total Equity
January 1, 2013	287,605,982	$520,917	$23,472	$-	$(184)	$(84,889)	$459,316

Exercise of options	1,092,500	1,176					1,176
Transfer to share capital on exercise of options		650	(650)				-
Share-based payments – administration			1,466				1,466
Share-based payments - property			182				182
Shares issued to settle obligation	115,621	300					300
Unrealized net gain on available-for-sale investments					(220)		(220)
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income					188		188
Net loss for the nine months						(6,102)	(6,102)
September 30, 2013	288,814,103	$523,043	$24,470	$-	$(216)	$(90,991)	$456,306

	Number of Shares	Share Capital	Share-based Payments Reserve	Warrant Reserve	Accumulated Other Comprehensive Income/(Loss)	Deficit	Total Equity
January 1, 2014	288,814,103	$523,043	$25,377	$-	$(115)	$(93,072)	$455,233

Public offering (note 12 (d))	74,290,000	103,261		11,889			115,150
Public offering – unit issuance costs (note 12 (d))		(6,987)		(792)			(7,779)
Share-based payments – administration			1,163				1,163
Share-based payments – property			98				98
Shares issued to settle obligation	375,141	300					300
Flow-through share offering (note 12 (f))	7,060,000	10,943					10,943
Flow-through share – issuance costs (note 12 (f))		(756)					(756)
Unrealized gain on available-for-sale investments					272		272
Realized loss on sales of marketable securities and impairment loss on marketable securities, recycled to net income					16		16
Net loss for the nine months						(8,319)	(8,319)
September 30, 2014	370,539,244	$629,804	$26,638	$11,097	$173	$(101,391)	$566,321

The accompanying notes are an integral part of these consolidated financial statements

RUBICON MINERALS CORPORATION
Consolidated Statements of Cash Flows
(in Canadian Dollars, in thousands)

	For the three months ended September 30		For the nine months ended September 30
	2014	2013	2014	2013
Operating activities
Net loss for the period	$(1,052)	$(3,038)	$(8,319)	$(6,102)
Items not involving cash:
Accretion	16	19	50	55
Depreciation	20	25	63	63
Share-based compensation	480	720	1,224	1,265
Option receipts	-	(7)	(79)	(73)
Interest and other income	(522)	(391)	(1,366)	(1,453)
(Gain) loss on sale of investment	-	(2)	-	5
Loss on sale of assets	-	70	-	72
Deferred income tax	(236)	54	(188)	(80)
Impairment loss on marketable securities	16	-	16	183
Unrealized foreign exchange gain	102	-	18	-
Fair value adjustment on gold stream facility	(572)	-	564	-
Changes in non-cash working capital:
Accounts receivable and prepaid expenses	(201)	255	3	(308)
Accounts payable and accrued liabilities	(162)	(550)	1,187	(1,459)
Interest received	521	871	1,436	2,486
Net cash used in operating activities	(1,590)	(1,974)	(5,391)	(5,346)

Investing activities
Temporary investments	-	14,703	10,000	109,459
Expenditures on exploration and evaluation	(21,970)	(11,562)	(51,141)	(34,075)
Expenditures on property, plant and equipment	(18,259)	(11,445)	(34,020)	(31,875)
Proceeds on sale of marketable securities	-	34	-	110
Restricted cash	-	-	3,911	-
Net cash from (used in) investing activities	(40,229)	(8,270)	(71,250)	43,619

Financing activities
Issuance of units, net of issue costs	-	-	107,330	-
Issuance of common shares, net of issue costs	11,287	224	11,287	1,176
Proceeds from gold stream facility	-	-	33,286	-
Repayment of finance lease obligation	(73)	(60)	(203)	(175)
Net cash from financing activities	11,214	164	151,700	1,001

Effect of exchange rate changes on cash and cash equivalents	1,539	-	338	-
Increase (decrease) in cash and cash equivalents	(29,066)	(10,080)	75,397	39,274
Cash and cash equivalents, beginning of the period	172,291	100,143	67,828	50,789
Cash and cash equivalents, end of the period	$143,225	$90,063	$143,225	$90,063

See Supplemental cash flow and non-cash activities (note 19)
See accompanying notes to the consolidated financial statements

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

1.	NATURE OF OPERATIONS

Rubicon Minerals Corporation (the “Company”) is primarily involved in the acquisition, exploration and development of mineral property interests in Canada and the United States. The Company is incorporated in British Columbia, Canada. The address of its registered office is Suite 2800 - 666 Burrard Street, Vancouver, British Columbia V6C 2Z7. The Company maintains its head office at 44 Victoria Street, Suite 400, Toronto, Ontario M5C 1Y2.

The ability of the Company to recover the costs it has incurred to date on its properties, including the Phoenix Gold Project, is dependent upon profitable extraction of gold or other minerals from its properties, the ability of the Company to resolve any environmental, regulatory or other constraints which may hinder the successful development of its properties, obtaining, if required, financing to complete exploration and development, and upon future profitable production or proceeds from the disposition of mineral properties.

Although the Company is unaware of any defects in its title to its mineral properties, no guarantee can be made that none exist.

2.	BASIS OF PRESENTATION

a)	Statement of compliance

The Company prepares its financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). These interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting” (“IAS 34”). Accordingly, these interim consolidated financial statements follow the same accounting principles and methods of application as the annual consolidated financial statements for the year ended December 31, 2013 except as noted below and may condense or omit certain disclosures that otherwise would be present in annual financial statements prepared in accordance with IFRS. These financial statements should therefore be read in conjunction with the December 31, 2013 financial statements. These financial statements were authorized for issuance by the Audit Committee on behalf of the Board of Directors on November 10, 2014.

b)	New accounting standards, interpretations and amendments

New standards not yet adopted

IFRS 9, Financial Instruments (“IFRS 9”), addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 was issued in November 2009 and amended in October 2010. It replaces the parts of IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”) that relates to the classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument.

For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

2.	BASIS OF PRESENTATION (continued)

In November 2013, the IASB issued the hedge accounting section of IFRS 9, as well as two amendments to the previously issued IFRS 9. The new hedge accounting model will align hedge accounting with risk management activities undertaken by an entity. Components of both financial and non-financial items will now be eligible for hedge accounting as long as the risk component can be identified and measured. The new hedge accounting model includes eligibility criteria that must be met but these criteria are based on an economic assessment of the strength of the hedging relationship, which can be determined using internal risk management data. New disclosure requirements relating to hedge accounting will be required and are meant to simplify existing disclosures. The IASB currently has a separate project on macro hedging activities and until that project is completed, entities are permitted to continue to apply IAS 39 for all of their hedge accounting.

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The Company will be required to adopt this standard.

We are currently assessing the effect of this standard and related amendments on our consolidated financial statements.

c)	Significant accounting judgments and sources of estimation uncertainty

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts and the valuation of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the period reported. Management uses its best estimates for these purposes, based on assumptions that it believes reflect the most probable set of economic conditions and planned courses of action. While actual results could differ materially from these estimates, no specific sources of estimation uncertainty have been identified by management that are believed to have a significant risk of resulting in a material adjustment within the next financial year to the carrying amount of the Corporation’s assets and liabilities as recorded at September 30, 2014.

The most significant judgments and estimates made by management in preparing the Company’s consolidated financial statements are described as follows:

Impairment of Non-Current Non-Financial Assets

The Company reviews and evaluates the carrying value of each of its non-current non-financial assets for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. The identification of such events or changes and the performance of the assessment requires significant judgment. Furthermore, management’s estimates of many of the factors relevant to completing this assessment, including commodity prices, foreign currency exchange rates, mineral resources, and operating, capital and reclamation costs, are subject to risks and uncertainties that may further affect the determination of the recoverability of the carrying amounts of its non-current non-financial assets.

At each reporting period, management reviews property plant and equipment, and exploration and evaluation assets for indicators of impairment. If any such indicator exists, the recoverable amount of the asset is estimated to determine the extent of the impairment, if any. The recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the amount that would be obtained from the sale of the asset in an arm’s length transaction between knowledgeable and willing parties.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

2.	BASIS OF PRESENTATION (continued)

Fair value of mineral assets is generally determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset, including any expansion prospects, using a post-tax discount rate. Value in use is determined as the present value of the estimated future cash flows expected to arise from the continued use of the asset in its present form and from its ultimate disposal, using a pre-tax discount rate.

If the recoverable amount of the asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in the profit or loss for that period. Impairment is normally assessed at the level of cash-generating units (“CGUs”), which are identified as the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets.

Non-financial assets other than goodwill that have been impaired are tested for possible reversal of the impairment whenever events or changes in circumstances indicate that the impairment may have reversed. When a reversal of a previous impairment is recorded, the reversal amount is adjusted for depreciation that would have been recorded had the impairment not taken place.

The determination of fair value and value in use requires management to make estimates and assumptions about expected production and sales volumes, gold prices, mine plan estimates, operating costs, mine closure and restoration costs, future capital expenditures and appropriate discount rates for future cash flows. The estimates and assumptions are subject to risk and uncertainty, and as such there is the possibility that changes in circumstances will alter these projections, which may impact the recoverable amount of the assets. In such circumstances, some or all of the carrying value of the assets may be further impaired or the impairment charge reduced with the impact recorded in the statement of income.

As at September 30, 2014, despite the volatile price of gold, escalating costs in the industry and the Company’s depressed share price, market capitalization was above the carrying amount of the Company’s net assets indicating that the assets were not impaired. Although the result of this test did not indicate impairment, the Company completed an impairment assessment for the Phoenix Gold Project that included an estimate of the project’s fair value less costs to sell.

Key assumptions incorporated in the impairment model included the following:

Long term gold price: US$1,300/oz.
Life of Mine gold head grade: 8.06 grams/tonne
Life of Mine average operating costs: $154/tonne ore milled
Canadian / US dollar exchange rate: $1.05
Production volume and recoveries as indicated in the Company’s Technical Report filed on SEDAR February 28, 2014
Discount rate: 5%

Management’s impairment assessment did not result in the identification of an impairment loss as of September 30, 2014.  Although management believes the estimates applied in these impairment assessments are reasonable, such estimates are subject to significant uncertainties and judgments. Sensitivities to changes in gold price, grade and estimated operating costs that differ from current projections, along with increases to estimated capital costs may trigger an impairment that could be material.

Financial liabilities at fair value through profit and loss

As discussed in Note 13 - Gold Stream Facility, the Company entered into a Gold Stream Facility with Royal Gold Inc. and its subsidiary (“Royal Gold”) on February 10, 2014. The Company has reviewed the terms of the agreement and determined that IAS 39 Financial Instruments: Recognition and Measurement is the applicable standard under which the accounting for the agreement should be evaluated. In accordance with this standard, the Company has concluded that the agreement represents an embedded derivative within a host debt instrument (purchase and sale agreement for gold). As

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

2.	BASIS OF PRESENTATION (continued)

the entire hybrid contract meets the criteria for treatment as a financial liability through profit and loss, the Company has designated it as such with initial and subsequent measurement at fair value. Transaction costs directly attributable to the Gold Stream Facility are expensed through profit and loss as incurred.

Fair value of the Gold Stream Facility on initial recognition is determined by the amount of the cash advance received. Subsequent fair value is calculated on each reporting date with gains and losses recorded in profit and loss as fair value and foreign exchange adjustments. Components of the adjustment to fair value at each reporting date include:

•	Accretion expense due to passage of time
•	Change due to movement in USD/CAD exchange rate as the liability is incurred in USD
•	Change in the risk free interest rate
•	Change in the Company specific credit spread
•	Change in any expected ounces to be delivered
•	Change in forward gold price forecast

Estimates and assumptions underlying the fair value calculations are reviewed on an ongoing basis in consideration of experience, internal and external sources of information and expectations of future events that management believes to be reasonable in the circumstances.

d) Flow-Through Common Shares

Periodically, the Company finances a portion of its exploration and development activities through the issuance of flow-through common shares whereby the tax benefits of the eligible resource expenditures incurred are renounced to investors in accordance with tax legislation. The proceeds from issuing flow-through shares are allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference (“premium”) between the fair value of the Company’s existing shares and the amount the investor pays for the actual flow-through shares. A liability is recognized for the premium and is reversed and recognized as an income tax recovery as the related resource expenditures are incurred and the tax effect of the temporary differences is recorded. The net difference between the liability and the value of the tax assets renounced is reported as deferred tax expense.

3.	FINANCIAL INSTRUMENTS

Fair value hierarchy

Financial instruments recognized at fair value on the consolidated balance sheets must be classified into one of the three following fair value hierarchy levels:

Level 1 – measurement based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;

Level 2 – measurement based on inputs other than quoted prices included in Level 1, that are observable for the asset or liability;

Level 3 – measurement based on inputs that are not observable (supported by little or no market activity) for the asset or liability.

The Company’s financial assets recognized at fair value consist of marketable securities having a fair value of $819 (2013 - $467) and were measured in accordance with Level 1 of the above hierarchy.

The Company’s financial liabilities recognized at fair value through profit and loss consist of the Gold Stream Facility having a fair value of $34,205 (2013 - $nil) and was measured in accordance with Level 2 of the above hierarchy. The Gold Stream Facility is fair valued using a discounted cash flow approach, which discounts the estimated contractual cash flows using discount rates derived from observable market prices and management estimates.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

3.	FINANCIAL INSTRUMENTS (continued)

Financial instrument risks

The Company’s financial instruments are exposed to the following risks:

Credit Risk

The Company’s primary exposure to credit risk is the risk of non-payment of cash and cash equivalents amounting to approximately $143,225 (December 31, 2013 - $67,828).  These cash and cash equivalents are held on deposit with major Canadian banks or in bank guaranteed investment certificates which are guaranteed by a major Canadian bank or by a provincial government.

The Company also had exposure on temporary investments amounting to approximately $nil (December 31, 2013 - $10,036). As of December 31, 2013 these investments include a promissory note issued by the BC government and bank guaranteed investment certificates which were guaranteed by major Canadian banks or by a provincial government. As the Company’s policy is to limit excess cash investments to deposits or investments which are guaranteed by major Canadian banks or the federal or a provincial government, the credit risk is considered by management to be negligible.

The Company’s credit risk exposure from accounts receivable financial instruments, which excludes HST refunds, at September 30, 2014, amounted to $4 (December 31, 2013 - $7).

Liquidity Risk

The Company’s liquidity risk from financial instruments is its need to meet operating accounts payable requirements, commitments and finance lease obligations.  As at September 30, 2014, the Company maintains sufficient cash balances to meet these needs.

Foreign Exchange Risk

Foreign exchange risk is the risk that fluctuations in foreign exchange rates may have an effect on future cash flows associated with the Company’s US dollar denominated cash balances and financial instruments. Fluctuations in the CAD/USD exchange rate may result in a decrease or increase in foreign exchange income or expense. As at September 30, 2014, the foreign exchange risk was minimized as the US dollar denominated cash balance approximates the balance of the Gold Stream Facility.

 Interest Rate Risk

The Company is exposed to interest rate risk on its cash and cash equivalent and temporary investments.  The majority of these investments are in high interest savings accounts and guaranteed investment certificates with pre-determined fixed yields.

A difference in interest rates of 1.0% on the September 30, 2014 balance of cash and cash equivalents and temporary investments over one year, would result in a change to net income of approximately $1,432.

4.	TEMPORARY INVESTMENTS

Temporary investments had an aggregate carrying value and market value of $nil at September 30, 2014 (December 31, 2013 - $10,036). Temporary investments are carried at amortized cost which approximates fair value due to the short term nature of these instruments.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

5.	MARKETABLE SECURITIES

Marketable securities consist of investments in public company shares and have an aggregate carrying value and fair value of $819 at September 30, 2014 (December 31, 2013 - $467).  Market values were based on quoted prices in an active market.

6.	RESTRICTED CASH AND DEPOSITS

Restricted cash of $58 at September 30, 2014 (December 31, 2013 - $4,299) consists of GICs deposited as security for certain credit facilities.  Restricted deposits consist of $3,403 at September 30, 2014 (December 31, 2013 - $3,108) on deposit with the Ontario Ministry of Northern Development and Mines as security for reclamation and closure of the Phoenix Gold Project.

7.	PROPERTY, PLANT AND EQUIPMENT

The following is a summary of the changes in property, plant and equipment during the year:

	Assets under Construction	Office Equipment	Mine-site Equipment	Mine-site Buildings	Total
	$	$	$	$	$
Cost
Balance, January 1, 2013	21,960	1,387	12,233	11,644	47,224
Additions	42,656	210	1,278	733	44,877
Transfers	(720)	150	61	509	-
Disposals	-	(520)	-	-	(520)
Balance, December 31, 2013	63,896	1,227	13,572	12,886	91,581
Additions	38,583	233	3,464	-	42,280
Transfers	(2,971)	-	-	2,971	-
Balance, September 30, 2014	99,508	1,460	17,036	15,857	133,861
Accumulated depreciation
Balance, January 1, 2013	-	855	1,287	566	2,708
Depreciation for the year	-	289	939	607	1,835
Disposals	-	(448)	-	-	(448)
Balance, December 31, 2013	-	696	2,226	1,173	4,095
Depreciation for the year	-	193	911	512	1,616
Balance, September 30, 2014	-	889	3,137	1,685	5,711
Carrying amounts
December 31, 2013	63,896	531	11,346	11,713	87,486
September 30, 2014	99,508	571	13,899	14,172	128,150

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

8.	EXPLORATION AND EVALUATION ASSETS

The following is a summary of changes in exploration and evaluation assets during the year:

	Phoenix Gold Project Red Lake Ontario	Other Red Lake Properties Ontario	Alaska Properties USA	Nevada-Utah Properties USA	Total
	$	$	$	$	$
Balance, January 1, 2013	237,610	8,815	-	7,117	253,542
Costs incurred in the year	50,982	178	-	-	51,160
Balance, December 31, 2013	288,592	8,993	-	7,117	304,702
Costs incurred in the year	55,752	59	-	-	55,811
Balance, September 30, 2014	344,344	9,052	-	7,117	360,513

9.	TRADE AND OTHER PAYABLES

	September 30, 2014	December 31, 2013
Trade payables	$8,207	$4,907
Construction holdbacks	2,034	1,308
Compensation payable	425	547
Accrued liabilities	23,281	15,246
Other	10	-
Total	$33,957	$22,008

10.	FINANCE LEASE OBLIGATION

The Company entered into several finance lease transactions in respect of pieces of equipment at the Phoenix Gold Project. The lease agreements have a sixty month term, carry an incremental borrowing rate of 4.5% and allow the Company to purchase the assets at the end of the term for a nominal amount.

	Less than 1 year	More than 1 year	Total
Total future minimum lease payments	$420	$1,617	$2,037
Less amount representing interest	(75)	(135)	(210)
Finance lease obligation	$345	$1,482	$1,827

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

11.	PROVISION FOR CLOSURE AND RECLAMATION

The Company’s provision for closure and reclamation is for its Phoenix Gold Project. Closure and reclamation activities related to this project will include land rehabilitation, demolition of buildings and processing facilities, ongoing care and maintenance and other costs.

The current estimated value of the future liability is $3,092 (December 31, 2013 - $2,794).

The estimated closure costs of the Phoenix Gold Project, based on the current condition of the project site, were inflation adjusted to the estimated date of site remediation, which is 16 years from September 30, 2014, and then discounted back to the period end using an estimate of the Company’s risk free rate of 2.15%  (December 31, 2013 – 2.77%). Accretion of the discount during the year was recorded to interest expense. The revision to the value of the future liability, amounting to an increase of $248 (December 31, 2013 – reduction of $639), was recognized at September 30, 2014 with an offsetting amount added to exploration and evaluation assets. The increase in the estimated closure and reclamation costs are mostly due to a decrease in the discount rate.

Changes to this provision during the year are summarized as follows:

Balance January 1, 2013	$3,357
Accretion	76
Revision of estimate	(639)
Balance December, 31, 2013	2,794
Accretion	50
Revision of estimate	248
September 30, 2014	$3,092

12.	SHARE CAPITAL

(a)	Stock Options

The following is a summary of the changes in the Company’s outstanding stock options:

	Nine Months Ended September 30, 2014		Year Ended December 31, 2013
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
		$		$
Balance at beginning of period	15,320,230	3.59	13,815,826	3.80
Granted	4,540,000	1.49	3,041,100	1.87
Exercised(1)	-	-	(1,092,500)	1.08
Forfeited/expired	(2,767,800)	1.88	(444,196)	4.52
Outstanding at end of period	17,092,430	3.31	15,320,230	3.59
Exercisable at end of period	11,879,097	4.04	11,839,130	4.05

1 No options were exercised during the nine months ended September 30, 2014.  The weighted average share price at the time of exercise for the year ended December 31, 2013 was $2.23.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

12.	SHARE CAPITAL (continued)

The following is a summary of outstanding stock options:

September 30, 2014
Stock Option Price Range	Number Outstanding	Weighted Average Price	Weighted Average Life
		$	Years
$1.13 - $1.46	530,000	1.25	4.18
$1.47 - $3.63	8,546,100	1.95	3.93
$3.64 - $4.53	3,369,030	4.02	2.01
$4.54 - $5.22	2,195,000	5.22	0.29
$5.23 - $5.80	2,452,300	5.80	1.29
Total Stock Options	17,092,430	3.31	2.71

The fair value of stock options granted during the period, has been estimated using the Black-Scholes option pricing model based on the following weighted average assumptions:

	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2013
Weighted average share price	$1.31	$1.96
Weighted average exercise price	$1.49	$1.96
Risk-free interest rate	1.3%	1.2%
Expected life	3.7 Years	3.47 Years
Expected volatility	65.4%	59.5%
Expected dividend yield	Nil	Nil

During the three and nine months ended September 30, 2014, the Company recorded share-based payments expense of $519 and $1,252 (September 30, 2013 - $965 and $1,649), of which $43 and $98 (September 30, 2013 - $43 and $182) related to exploration and evaluation activities. The fair value of each stock option is accounted for over the vesting period of the stock options and the related credit is included in share-based payments.

The risk-free interest rate assumption is based on Canadian government bonds with terms matching the expected life of the stock options. The expected volatility assumption is based on the historical volatility of the Company’s share price on the Toronto Stock Exchange over the recent past period equal to the expected life of the stock options.

The weighted average measurement date fair value of stock options granted during the nine months ended September 30, 2014 is $0.53 (September 30, 2013 – $0.82).

Option pricing models require the input of highly subjective assumptions, particularly as to the expected price volatility of the underlying share.  Changes in these assumptions can materially affect the fair value estimate and therefore it is management’s view that the existing models do not necessarily provide a single reliable measure of the fair value of the Company’s stock option grants.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

12.	SHARE CAPITAL (continued)

(b)	Performance Stock Options

On June 6, 2012, the Company granted 1,400,000 stock options to an executive officer. Of the stock options granted, 400,000 stock options vested within one year of the grant date and the remaining 1,000,000 stock options (the “Performance Stock Options”) vest based on milestones related to certain of the Company’s objectives. As at September 30, 2014, 500,000 of the Performance Stock Options remain unvested. Subject to the vesting of these Performance Stock Options, the Performance Stock Options are exercisable at $2.94 per share for a period of five years from the date of grant.  These stock options are included in all the above stock option tables.

The fair value of the Performance Stock Options granted during the period was estimated at the grant date using the Black- Scholes option pricing model with the expense being recognized over the expected vesting term. The amount of expense recognized in subsequent period ends will be adjusted for any change in the estimated vesting period and any change to this expense will be recorded in the period of the change. The expense recorded relating to the Performance Stock Options during the three and nine months ended September 30, 2014 was $115 and $288 (September 30, 2013 - $144 and $438).

(c)	Stock Appreciation Rights

The following is a summary of the changes in the Company’s outstanding stock appreciation rights (“SARS”):

	Nine Months Ended September 30, 2014		Year Ended December 31, 2013
	Number of SARS	Weighted Average Exercise Price	Number of SARS	Weighted Average Exercise Price
		$		$
Balance at the beginning of the period	400,000	3.71	400,000	3.71
Granted	-	-	-	-
Exercised	-	-	-	-
Converted to stock options	-	-	-	-
Outstanding, end of the period	400,000	3.71	400,000	3.71
Exercisable, end of the period	400,000	3.71	400,000	3.71

The amount of cash payable under these stock appreciation rights will be an amount that will achieve the same after tax receipt of funds as the exercise of an equivalent number of stock options, followed by an immediate sale of the stock.  At September 30, 2014, the total liability outstanding for SARs calculated using the Black-Scholes option pricing model was $96 (December 31, 2013 - $35).

(d)	Public Offering

On March 12, 2014, the Company closed a public offering and issued 74,290,000 units consisting of one common share of the Company (“Share”) and one half of one common share purchase warrant (“Warrant”) at a price of $1.55 per unit (“Unit”) for total gross proceeds of $115,150.  Each whole Warrant gives the holder the right to purchase one Share in the Company for a price of $2.00 per Share, exercisable up to and including March 12, 2015.  The proceeds are inclusive of an overallotment option which was fully exercised on closing.

Share issue costs were $7,779 including an underwriter’s commission of 5% of the gross proceeds.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

12.	SHARE CAPITAL (continued)

(d)	Public Offering (continued)

Proceeds and related issue costs of the offering have been allocated between Share Capital and Warrant Reserve based on the pro-rata value of the underlying share and half warrant of the unit.  For the purposes of this allocation a share value on closing of the offering of $1.52 a Share and a Black-Scholes calculated value of $0.175 for each half Warrant were used. The assumptions used to value the Warrant include an expected life of one year, 81.5% volatility, a risk free rate of 1.04% and expected dividends of $nil.

(e)	Warrants

As a result of the public offering as outlined in Note 12 (d), the Company has the following Warrants outstanding:

	Nine Months Ended September 30, 2014
	Number of Warrants	Weighted Average Exercise Price
		$
Balance at the beginning of the period	-	-
Granted	37,145,000	2.00
Exercised	-	-
Outstanding, end of the period	37,145,000	2.00
Exercisable, end of the period	37,145,000	2.00

Each Warrant is exercisable for one common share and all Warrants expire on March 12, 2015.

(f)	Flow-Through Share Offering

On July 23, 2014, the Company closed a public flow-through share offering of 7,060,000 common shares on a "flow-through" basis under the Income Tax Act (Canada) at a price of $1.70 per flow-through share for aggregate gross proceeds of $12,002. $10,943 was recorded in share capital and the remaining $1,059 representing the implied premium was recorded as flow-through share premium liability (Note 14). In connection with the offering, the Company incurred share issuance costs of $756 including an underwriter’s commission representing 5% of the gross proceeds.  As at September 30, 2014, the Company estimates it has spent $1,850 on eligible expenditures.  The Company expects the full amount of the offering will be renounced to investors with an effective renunciation date of December 31, 2014.

13.	GOLD STREAM FACILITY

On February 10, 2014, the Company entered into a Gold Stream Facility with Royal Gold pursuant to which the Company agreed to sell an equivalent of 6.30% of future gold production from the Phoenix Gold Project to Royal Gold to a maximum of 135,000 ounces of gold and then 3.15% thereafter. In consideration, Royal Gold will pay US$75,000 to the Company as a deposit on the purchase price. As at September 30, 2014, the Company has received US$10,000 upon the execution of the agreement and US$20,000 upon closing of the agreement. Subsequent to the end of the period the Company received a further US$17,352 payment (Note 20) with respect to the deposit.  Rubicon will receive the balance of the deposit over the remainder of the Phoenix Gold Project construction period.  The Company expects to receive the full amount of the deposit by the end of the first quarter of 2015.

Upon delivery of gold to Royal Gold, Royal Gold will pay the current market price on the first 135,000 ounces by way of allocation of the deposit to satisfy 75% of the payment.  In addition, the Company will receive a cash payment equal to 25%

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

13.	GOLD STREAM FACILITY (continued)

of the spot gold price. After the deposit has been drawn down to nil, Royal Gold will make a cash payment for all future gold deliveries equal to 25% of the spot gold price.

After 40 years any balance remaining unpaid relating to the deposit shall be refunded to Royal Gold.

Repayment of the deposit is secured against the assets of the Phoenix Gold Project. Rubicon has the right to raise up to US$100,000 of debt financing that will rank in priority to the Gold Stream Facility deposit. In the event that Royal Gold’s interest is subordinated to more than US$50,000 of debt, Royal Gold’s additional cash payments for gold deliveries will be reduced from 25% of market price by 5.4% multiplied by the amount of the senior debt outstanding and drawn in excess of US$50,000 divided by US$50,000.

The following is a summary of the changes in the Company’s Gold Stream Facility:

September 30, 2014
$
Balance, as at January 1, 2014	-
Funds advanced during the period	33,286
Fair value adjustments recorded in the period:
Foreign exchange	355
Other fair value adjustments	564
Balance, as at September 30, 2014	34,205

Other fair value adjustments represent the net effect on the Gold Stream Facility of changes in the variables included in the Company’s valuation model between the date of receipt of funds and the reporting date. These variables include loan accretion, risk free interest rate, forward gold price forecast, Company specific credit spread and expected gold ounces to be delivered.

As the Gold Stream Facility is denominated in US dollars, foreign exchange represents the effect of the change in the CAD/USD exchange rate between the date of receipt of funds and the reporting date.

14.	FLOW-THROUGH SHARE PREMIUM LIABILITY

Flow-through share liability consists of the remaining liability portion (premium) of the flow-through shares issued July 23, 2014 (Note 12). Flow-through share premium liabilities are recognized in deferred tax recoveries when the related qualifying resource expenditures are incurred. The Company recognized $163 of deferred tax recoveries related to the flow-through share premium liability during the quarter.

15.	CONSULTING AND PROFESSIONAL FEES

Consulting and professional fees for the nine months ended September 30, 2014 include $2,120 (2013 $nil) related to advisory and negotiation fees with respect to the Gold Stream Facility disclosed in note 13.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

16.	GENERAL AND ADMINISTRATIVE

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Insurance	$100	$104	$300	$310
Office and rent	268	171	517	425
Transfer agent and regulatory filing fees	68	57	350	320
Travel and accommodation	181	127	421	372
Other	3	1	7	7
	$620	$460	$1,595	$1,434

17.	INVESTOR RELATIONS

	Three months ended September 30		Nine months ended September 30
	2014	2013	2014	2013
Salaries and benefits	$60	$149	$209	$326
Travel and accommodation	7	13	57	70
Shareholder communication	14	38	97	136
Other	2	7	16	45
	$83	$207	$379	$577

18.	COMMITMENTS AND CONTINGENCY

(a)
At September 30, 2014, the Company has the following lease, rental and contractual commitments, made for the Company’s office premises, staff accommodations and various contractual obligations made for the acquisition of equipment and to further develop the Company’s Phoenix Gold Project:

	September 30, 2014	December 31, 2013
	$	$
Less than 1 year	66,851	6,361
Between 1 and 2 years	216	256
Total	67,067	6,617

(b)
The Company is required to make certain cash payments, incur exploration costs and pay certain advance royalty amounts to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

(c)
On December 12, 2012, the Company noted that it had been named in a petition brought by Wabauskang First Nation (“WFN”) for judicial review focused on the Province of Ontario’s authority to approve a production closure plan of the Phoenix Gold Project and challenging the discharge of the duty to consult. A three-way hearing was held at the Ontario Divisional Court to hear the application for judicial review on April 15-17, 2014. On August 29, 2014 the Ontario Divisional Court announced it had dismissed the application brought by WFN. WFN have sought leave to appeal this decision. The Company intends to vigorously defend its consultation record and any further action which it believes to be without merit.

RUBICON MINERALS CORPORATION
Notes to the Consolidated Financial Statements (Unaudited)
September 30, 2014 and 2013
(in Canadian Dollars, in thousands except for share data)

19.	SUPPLEMENTAL CASH FLOW AND NON-CASH ACTIVITIES

Cash and cash equivalents are comprised of the following:

	September 30, 2014	December 31, 2013
	$	$
Cash	67,687	7,501
Government of Canada treasury bills, provincial government promissory notes, high interest savings accounts and bank guaranteed investment certificates	75,538	60,327
	143,225	67,828

The Company has excluded from net cash from (used in) investing activities for the three and nine months ended September 30, 2014 changes in accounts payable relating to exploration and evaluation expenditures of $2,051 and $3,549 (September 30, 2013 – $366 and $401) and property, plant and equipment expenditures of $5,980 and $7,150 (September 30, 2013 – $588 and $4,300). Other non-cash items excluded from net cash from (used in) investing activities for the three and nine months ended September 30, 2014 include of $43 and $98 (September 30, 2013 – $43 and $182) recorded in exploration and evaluation expenditures for stock-based compensation awarded to personnel working on mineral properties and $692 and $1,554 (September 30, 2013 – $464 and $1,321) recorded in exploration and evaluation expenditures for depreciation.

20.	SUBSEQUENT EVENTS

On October 3, 2014 the Company received a further $17,352 USD from Royal Gold as partial payment of the remaining deposit relating to the Gold Stream Facility (Note 13). The Company has now received $47,352 USD of the deposit and expects to receive the remaining $27,648 USD over the remainder of the Phoenix Gold Project construction period.